Filed by: Fidelity Advisor Series VIII
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Advisor Series VIII
SEC File No. 002-77611 and 811-03855

_________________________________________________________________________

April 18, 2007

Dear Valued Client:

As you may know, Fidelity Advisor Korea Fund was closed to new accounts last month, as the result of a proposed merger with Fidelity Advisor Emerging Asia Fund. The information below may help you address any concerns your clients who own the FA Korea Fund may have when they receive a separate proxy mailing in late August.

If approved by shareholders, Fidelity Advisor Korea Fund will merge with Fidelity Advisor Emerging Asia Fund in December 2007. Existing accounts may continue to trade in Fidelity Advisor Korea Fund until that time. At the completion of the proposed merger, investments in Fidelity Advisor Korea Fund will automatically be converted into shares of equal value of Fidelity Advisor Emerging Asia Fund.

If shareholders do not approve the merger proposal, Fidelity Management & Research Company may consider liquidating the fund.

The following table provides information regarding the impacted funds:

Merging Fund - Fidelity Advisor Korea Fund

Class	Fund Number	Cusip	symbol
A	603	315920397	FAKAX
B	388	315920371	FAKBX
C	389	315920363	FAKCX
T	390	315920389	FAKTX
I	391	315920355	FKRIX

Acquiring Fund - Fidelity Advisor Emerging Asia Fund

Class	Fund Number	Cusip	symbol
A	756	315920413	FEAAX
B	757	315920421	FERBX
C	758	315920439	FERCX
T	760	315920447	FEATX
I	759	315920454	FERIX

Fidelity Investments 100 Salem Street Institutional Services Company, Inc. Smithfield, RI 02917

A prospectus on each fund is available at advisor.fidelity.com. If you would like additional information, please call your Fidelity Representative at 800-544-9999.

Craig W. Huntley Executive Vice President Fidelity Investments Institutional Services Company, Inc.

The foregoing is not a solicitation of any proxy. A free copy of the Prospectus for Fidelity Advisor Emerging Asia Fund is available on advisor.fidelity.com. For a free copy of the proxy statement describing the merger of Fidelity Advisor Korea Fund into Fidelity Advisor Emerging Asia Fund (and containing important information about fees, expenses and risk considerations) and for an updated prospectus for Fidelity Advisor Emerging Asia Fund, please call 800-332-2008 in late August. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's Web site (www.sec.gov).

Not FDIC insured. May lose value. No bank guarantee.

Not NCUA or NCUSIF insured. May lose value. No credit union guarantee.

Before investing, have your client consider the funds' investment objectives, risks, charges, and expenses. Contact Fidelity for a prospectus containing this information. Have your client read it carefully.

460713.1.0 1.846840.100

Fidelity Investments 100 Salem Street Institutional Services Company, Inc. Smithfield, RI 02917